UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Triple-S Management Corporation
(Name of Issuer)

Class B Common Stock, $1.00 par value per share
(Title of Class of Securities)

896749108
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 896749108

1	NAME OF REPORTING PERSON Accipiter Life Sciences Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 404,145
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 404,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 404,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 896749108

1	NAME OF REPORTING PERSON Accipiter Life Sciences Fund (Offshore), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,020,109
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,020,109
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,020,109
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 896749108

1	NAME OF REPORTING PERSON Candens Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 404,145
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 404,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 404,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 896749108

1	NAME OF REPORTING PERSON Accipiter Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,424,254
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,424,254
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,424,254
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 896749108

1	NAME OF REPORTING PERSON Gabe Hoffman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,424,254
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,424,254
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,424,254
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 896749108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class B Common Stock, $1.00 par value per share (the “Shares”) of Triple-S Management Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1441 F.D. Roosevelt Avenue, San Juan, Puerto Rico 00920.

Item 2.	Identity and Background.

(a)           This statement is jointly filed by Accipiter Life Sciences Fund, LP, a Delaware limited partnership (“ALS Fund”), Accipiter Life Sciences Fund (Offshore), Ltd., a Cayman Islands company (“ALS Fund Offshore” and together with ALS Fund, the “Accipiter Entities”), Accipiter Capital Management, LLC, a Delaware limited liability company (“Accipiter Management”), Candens Capital, LLC, a Delaware limited liability company (“Candens Capital”), and Gabe Hoffman. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Candens Capital is the general partner of ALS Fund.  Accipiter Management is the investment manager of the Accipiter Entities.  Gabe Hoffman is the managing member of each of Candens Capital and Accipiter Management.  By virtue of these relationships, Candens Capital may be deemed to beneficially own the Shares owned directly by ALS Fund, and each of Accipiter Management and Mr. Hoffman may be deemed to beneficially own the Shares owned directly by the Accipiter Entities.

(b)           The principal business address of each of the Accipiter Entities and Accipiter Management is 330 Madison Avenue, 9th Floor, New York, New York 10017.  The principal business address of each of Candens Capital and Gabe Hoffman is 3801 PGA Boulevard, Suite 600, Palm Beach Gardens, Florida 33410. The officers and directors of ALS Fund Offshore and their principal occupations and business addresses are set forth on Schedule A annexed hereto (“Schedule A”) and incorporated by reference in this Item 2.

(c)           The principal business of each of ALS Fund and ALS Fund Offshore is investing in securities.  The principal business of Candens Capital is acting as the general partner of ALS Fund.  The principal business of Accipiter Management is acting as the investment manager of the Accipiter Entities. The principal occupation of Mr. Hoffman is acting as managing member of Accipiter Management and Candens Capital.

(d)           No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Hoffman is a citizen of the United States of America. Mr. Davis is a citizen of Bermuda.  Mr. Marr is a citizen of Canada. The information set forth in Item 2(a) above regarding the jurisdiction of formation of the entities that are Reporting Persons is incorporated herein by reference.

CUSIP NO. 896749108

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 404,145 Shares owned directly by ALS Fund is $7,334,710, including brokerage commissions.  The Shares owned by ALS Fund were acquired with partnership funds.

The aggregate purchase price of the 2,020,109 Shares owned directly by ALS Fund Offshore is $36,750,967, including brokerage commissions.  The Shares owned by ALS Fund Offshore were acquired using its working capital.

Each of the Accipiter Entities effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debt balances in the accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management, the board of directors (the “Board”) and stockholders of the Issuer concerning the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares of the Issuer, selling some or all of their Shares of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares of the Issuer or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 25,059,262 Shares outstanding as of May 16, 2013 as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) filed with the Securities and Exchange Commission on May 20, 2013.

As of the close of business on May 28, 2013, ALS Fund directly owned 404,145 Shares, and ALS Fund Offshore directly owned 2,020,109 Shares.  By virtue of the relationships between the Reporting Persons discussed in further detail in Item 2, Candens Capital may be deemed to beneficially own the Shares owned directly by ALS Fund, and each of Accipiter Management and Mr. Hoffman may be deemed to beneficially own the Shares owned directly by the Accipiter Entities.

CUSIP NO. 896749108

(b)           ALS Fund may be deemed to share with Candens Capital the power to vote and dispose of the 404,145 Shares directly owned by ALS Fund, constituting approximately 1.6% of the Shares outstanding. The Accipiter Entities may be deemed to share with Accipiter Management and Mr. Hoffman the power to vote and dispose of the Shares directly owned by the Accipiter Entities, constituting approximately 9.7% of the Shares outstanding.

(c)           Schedule B annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market, except as otherwise noted.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 28, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing and Solicitation Agreement by and among Accipiter Life Sciences Fund, LP, Accipiter Life Sciences Fund (Offshore), Ltd., Accipiter Capital Management, LLC, Candens Capital, LLC and Gabe Hoffman, dated May 28, 2013.

CUSIP NO. 896749108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2013	ACCIPITER LIFE SCIENCES FUND, LP

	By:	Candens Capital, LLC its general partner

	By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.

By:	Accipiter Capital Management, LLC its investment manager

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER CAPITAL MANAGEMENT, LLC

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

CANDENS CAPITAL, LLC

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

/s/ Gabe Hoffman
GABE HOFFMAN

CUSIP NO. 896749108

SCHEDULE A

Directors and Officers of Accipiter Life Sciences Fund (Offshore), Ltd.

Name and Position	Principal Occupation	Principal Business Address
Gabe Hoffman, Director	Managing member of Accipiter Capital Management, LLC, and Candens Capital, LLC	3801 PGA Boulevard Suite 600 Palm Beach Gardens, Florida 33410

Tom Davis, Director	President and CEO of Meridian Fund Services Limited	c/o Meridian Fund Services Limited 73 Front Street Hamilton HM 12 P.O. Box HM 528 Hamilton HMCX Bermuda

Cary Marr, Director	Corporate Governance	PO Box 30208 George Town, Cayman Islands KY1-1201

CUSIP NO. 896749108

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

ACCIPITER LIFE SCIENCES FUND, LP

2,928		17.2801	03/21/2013
1,163		17.2571	03/21/2013
93		19.2581	05/01/2013
1,992		19.2605	05/01/2013
250,837	*	18.2500	05/17/2013
6,133		18.2346	05/17/2013

ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.

8,899		17.2800	03/21/2013
3,537		17.2570	03/21/2013
71,302		17.7850	03/21/2013
771,642	*	18.2500	05/17/2013
552,521	*	18.2500	05/17/2013
18,867		18.2347	05/17/2013
8,269		18.5428	05/17/2013
175,140		18.3674	05/17/2013
25,000		18.3330	05/17/2013
15,000		18.3307	05/17/2013

________________________
*           Purchased in connection with the Issuer’s underwritten secondary public offering described in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) filed with the Securities and Exchange Commission on May 20, 2013.